

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
David J. Mazzo, Ph.D.
President and Chief Executive Officer
Regado Biosciences, Inc.
120 Mountain View Boulevard
Basking Ridge, NJ 07920

> **Re: Regado Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2013**
> **File No. 333-188209**

Dear Dr. Mazzo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please note that when you file a pre-effective amendment containing pricing related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price up to $10 and 20% if you price above $10.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Stock-Based Compensation Expenses, page 47

2. We acknowledge your response to our prior comment 2. Please note the following once your IPO price has been set:
    - Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.
    - Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.
    - Please consider the need to provide additional disclosure of any beneficial conversion feature that will be recorded in connection with your recent convertible equity issuances and provide us an analysis of your accounting.
    - We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Executive and Director Compensation
Director Compensation, page 103

3. Please file a copy of your director compensation plan as an exhibit to your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson, Staff Attorney, at (202) 551-3192, John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        John D. Hogoboom, Esq.
        Lowenstein Sandler LLP